UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-32873

Energroup Holdings Corporation

(Exact name of registrant as specified in its charter)

No. 9, Xin Yi Street, Ganjingzi District Dalian City, Liaoning Province, PRC 116039

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the original certification or notice date:	173 (at January 1, 2011)

The purpose of this Amendment No. 1 to the Form 15 of Energroup Holdings Corporation is to correct an error in failing to check the box relating to Rule 15d-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Energroup Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 31, 2013	By:	/s/ Huashan Shi
Name: Huashan Shi
Title: Chairman of the Board, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.